Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

Pursuant to the Accounting Standards for Business Enterprises No. 25 – Original Insurance Contracts (Cai Kuai [2006] No. 3) and the Regulations regarding the Accounting Treatment of Insurance Contracts (Cai Kuai [2009] No. 15) of the Ministry of Finance of the People’s Republic of China, the accumulated premium income of the Company for the period from 1 January 2023 to 31 January 2023 was approximately RMB202.1 billion.

Investors are advised to take note that the above information regarding premium income has not been audited.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 13 February 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie